Exhibit (a)(5)(i)

Contact:	Contact:
Trans World Entertainment	Financial Relations Board
John Anderson	Marilynn Meek
Chief Financial Officer	(mmeek@frbir.com)
(518) 452-1242	(212) 827-3773

38 Corporate Circle

Albany, NY 12203

www.twec.com

NEWS RELEASE

TRANS WORLD ENTERTAINMENT COMMENCES TENDER OFFER

TO PURCHASE UP TO $25 MILLION IN VALUE OF ITS COMMON STOCK

Albany, NY, July 1, 2013 -- Trans World Entertainment Corporation (Nasdaq: TWMC) today announced that it had commenced a “modified Dutch auction” tender offer to purchase up to $25 million in value of the Company’s common stock, $0.01 par value per share (the “Shares”), at a price of not less than $4.50 and not greater than $5.10 per share (in increments of $0.05) (the “Tender Offer”). The Tender Offer will expire at 12:00 midnight, New York City time, on July 29, 2013, unless extended. The Company announced its intention to make the Tender Offer on June 27, 2013. On June 26, 2013, the last full trading day prior to the announcement of the Tender Offer, the last reported sale price of the Shares was $4.94 per Share.

A “modified Dutch auction” tender offer allows shareholders to indicate how many shares and at what price(s) they wish to tender within the Company’s specified price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase $25 million in value of its common stock (or a lower amount if the offer is not fully subscribed). All shares purchased by the Company in the Tender Offer will be purchased at the same price.

The Tender Offer is not conditioned upon any minimum number of Shares being tendered. The Tender Offer is, however, subject to the satisfaction of certain conditions. Specific instructions and a complete explanation of the terms and conditions of the Tender Offer is contained in the Offer to Purchase, dated July 1, 2013, the letter of transmittal and the related materials and the Schedule TO-I which has been filed with the Securities and Exchange Commission.

The Company has retained Wells Fargo Securities, LLC as the dealer manager for the Tender Offer and Georgeson Inc. as the information agent. Questions and requests for assistance may be directed to Wells Fargo Securities, LLC at (877) 450-7515 or to Georgeson Inc. at (800) 676-0098.

None of the Company, its Board of Directors or the dealer manager makes any recommendation as to whether any shareholder should participate in the Tender Offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares. The solicitation and offer to buy the Shares will only be made pursuant to the Offer to Purchase and the related materials. Shareholders should carefully read these materials because they contain important information, including the various terms and conditions of the Tender Offer. Shareholders may obtain free copies of the Offer to

Purchase, the letter of transmittal and the related materials filed by the Company with the Securities and Exchange Commission at the commission’s website at www.sec.gov or by calling Georgeson Inc. at the telephone number above.

Trans World Entertainment is a leading specialty retailer of entertainment products, including video, music, trend, electronics, video games and related products. The Company operates retail stores in the United States, the District of Columbia, and Puerto Rico, primarily under the names f.y.e. for your entertainment and Suncoast and on the web at www.fye.com, www.wherehouse.com, and www.secondspin.com.

Certain statements in this release set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially from those indicated in such statements. Additional information on factors that may affect the business and financial results of the Company and the completion of the Tender Offer can be found in filings of the Company with the Securities and Exchange Commission.

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